Exhibit 99.1

TransAlta Announces Appointment of Chief Financial Officer

CALGARY, May 17, 2019 /CNW/ - TransAlta Corporation ("TransAlta" or the "Company") (TSX:TA) (NYSE:TAC) today announces the promotion of Todd Stack to Chief Financial Officer ("CFO"), effective immediately.

Mr. Stack, who has served as Managing Director and Corporate Controller of the Company since February 2017, has been responsible for providing leadership and direction over TransAlta's financial activities, corporate accounting and reporting, tax, and corporate planning.

"I am excited to announce Todd's well-deserved promotion to CFO," said Dawn Farrell, President and Chief Executive Officer. "Todd has been with the Company for more than 25 years and has been an instrumental member of our finance and corporate reporting team. As CFO, he will provide significant value to the Company based on his extensive experience in finance, valuation, economics and the power industry."

Since joining the Company in 1990, Mr. Stack has acted as the Company's Treasurer, Corporate Controller, as well as a member of the corporate development team reviewing greenfield and acquisition opportunities. Prior to joining the finance team at TransAlta, Mr. Stack held a number of roles in the engineering team, including design, operations and project management. Mr. Stack is a registered professional engineer in Alberta and has received a Masters of Business Administration from the University of Calgary and is a holder of the Chartered Financial Analyst designation.

Mr. Stack replaces Christophe Dehout, who will be leaving the Company to pursue new opportunities.

About TransAlta Corporation

 TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. We provide municipalities, medium and large industries, businesses and utility customers clean, affordable, energy efficient, and reliable power. Today, we are one of Canada's largest producers of wind power and Alberta's largest producer of hydro-electric power. For over 100 years, TransAlta has been a responsible operator and a proud community-member where its employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals and we have been recognized by CDP (formerly Climate Disclosure Project) as an industry leader on Climate Change Management. We are also proud to have achieved the Silver level PAR (Progressive Aboriginal Relations) designation by the Canadian Council for Aboriginal Business.

 For more information about TransAlta, visit our web site at www.transalta.com.

View original content:http://www.prnewswire.com/news-releases/transalta-announces-appointment-of-chief-financial-officer-300852556.html

SOURCE TransAlta Corporation

View original content: http://www.newswire.ca/en/releases/archive/May2019/17/c5990.html

%CIK: 0001144800

For further information: Investor Inquiries: Sally Taylor, Manager, Investor Relations, Phone: 1-800-387-3598 in Canada and U.S., Email: investor_relations@transalta.com; Media Inquiries: Phone: 1-855-255-9184, Email: ta_media_relations@transalta.com

CO: TransAlta Corporation

CNW 16:30e 17-MAY-19